FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

Corporate Tax ID (CNPJ) No. 47.508.411/0001-56

Company Registry (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6,404/76 and the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general, in continuation to the Material Fact disclosed on August 10, 2022, that the Board of Directors of GPA, in a meeting held on the date hereof, became aware of the result of the preliminary studies for the potential segregation of GPA and Almacenes Éxito S.A. (“Éxito”), a subsidiary of GPA (the “Transaction”). Éxito is a Colombian company with a public company registration and listing on the Colombian Stock Exchange (Bolsa de Valores de Colombia) (“BVC”).

The Transaction is expected to consist of the segregation of GPA and Éxito through a capital reduction of GPA with the objective of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Therefore, following the closing of the Transaction, GPA would retain a minority stake of approximately 13% in Éxito, with a potential for monetization in the future.

The Transaction will take place through the pro rata delivery to GPA’s shareholders of Éxito common shares (including in the form of Level II Brazilian Depositary Receipts (“BDRs”) or Level 2 American Depositary Receipts (“ADRs”), both representing Éxito’s common shares), in the manner to be disclosed to the market in due course.

GPA’s Board of Directors considered that the Transaction, which has the objective of enhancing the market value of the shares of GPA and Éxito separately, has the potential to unlock the value to be captured equally by all GPA’s shareholders.

GPA’s securities will continue to trade in Brazil on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and in the United States on the New York Stock Exchange (“NYSE”). Éxito’s securities will continue to trade in Colombia, and Exito will file the necessary documentation with the CVM and the U.S. Securities and Exchange Commission to in order to have the BDRs and ADRs listed for trading in Brazil and the United States, respectively, in accordance with high levels of corporate governance and regulation applicable in each of the markets.

GPA’s Board of Directors has authorized its management to continue the studies, start the preparation for the implementation of the Transaction, as well as to take the necessary steps for its respective formalization, including all steps to create Éxito’s BDRs and ADRs programs in Brazil and the United States, respectively, and the Board of Directors of Éxito approved on this date the commencement of the work for that end.

The effective implementation of the Transaction will also depend on the completion of the preparatory works, as well as on obtaining the necessary approvals, including the approvals of the competent regulatory bodies. The final decision on the Transaction is expected to be taken by GPA’s shareholders at an extraordinary general meeting. GPA expects to complete the Transaction, with the effective delivery of Éxito’s common shares, including in the form of BDRs and ADRs, to its shareholders, during the 1st half of 2023.

GPA will keep the market and its shareholders informed about new material facts related to the contemplated Transaction.

A presentation containing further details about the Transaction has been posted on GPA’s website: click here

São Paulo, 5 September 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

Special Notice Regarding Forward-Looking Statements:

This document includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of GPA's officers. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond GPA’s control and any of which could cause actual financial condition and results of operations to differ materially from those set out in the GPA’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. GPA undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 5, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.